Chris Caudle

Profile

Experienced professional with secret security clearance and over 15 years in Windows based IT environment, 3 years in a deployment environment.

IT skills include enterprise services such as DNS, DHCP, network data sharing and security, data backup and recovery, Microsoft and VMware virtualization, SQL database management, IP networking and subnetting, Microsoft Exchange management, Microsoft Clustering, Microsoft Office solutions, network cabling, basic web design and project management.

Deployment skills include base force protection, small arms training, carpentry, roofing, basic plumbing and electrical, and project management.

IT Certifications & Clearance Level

- **MCSE - Microsoft Certified Systems Engineer**
- **MCSA - Microsoft Certified Solutions Associate - Server 2012**
- **MCP + I - Microsoft Certified Professional plus Internet**
- **CompTIA CASP ce**
- **CompTIA Security Plus ce**
- **CompTIA A Plus ce**
- **Secret Security Clearance (Archived Status)**

IT Technical Skills

- System and Network Administration
- LAN/WAN/VPN Experience
- DNS and DHCP Enterprise Services
- Data Backup and Recovery
- Server Build and Configuration
- Workstation Build and Configuration
- Microsoft Exchange Environment
- VMware Virtualized Environment
- Microsoft Hyper-V Virtualization
- Network and System Based Firewall Solutions
- SQL Database Management
- Microsoft Clustering

- SAN Storage Management
- Microsoft Print Server Management
- Shared Network Resources Management
- IP Subnetting
- Microsoft Office Products
- Enterprise Based Anti-Virus Solutions
- BMC Track-It! Work Order Tracking and Reporting
- Basic Web Design
- User Training and Support
- Project Management, Tracking and Reporting

IT Experience

Credit One Bank   **November 2015 – March 2016**

Systems Administrator

- 2003, 2008, and 2012 Enterprise Server deployment and support, Active Directory management and troubleshooting including user account, security group, group policy and network share configuration
- WSUS patch management environment for workstations and servers
- Microsoft DHCP server deployment, configuration and troubleshooting in a multiple VLAN environment with subnetting and IP scope configuration
- Microsoft DNS server and DNS record management
- CommVault 9.0 backup solution management and troubleshooting for data backup and recovery
- VMware 5.5 virtualized environment including management, configuration and troubleshooting

- Exchange 2010 management and troubleshooting in a clustered environment
- Data sharing in a Microsoft DFS environment
- SQL Server administration in a SQL multi-platform environment including database monitoring and SQL job creation
- SolarWinds Network Performance Monitor including node configuration and monitoring and SolarWinds patching and upgrade
- Microsoft Cluster Failover and Load Balancing Environment
- Microsoft DHCP server deployment, configuration and troubleshooting including VLAN configuration, IP subnetting and scope creation
- SAN based storage environment.
- Microsoft Print Server management and configuration
- BMC Track-It! Environment for work order processing

Major Accomplishments:
- Revamped "Daily Checklist" used to monitor overall health of our server and network services and reconfigured its outside data sources
- Created network environment orientation documentation to be used as a reference tool for new System Admins
- Performed an Active Directory cleanup including removal of stale objects in six AD domains
- Upgraded our SolarWinds Network Monitoring solution which included research and removal of all stale nodes

Palms Resort Casino   **March 2014-October 2014**
Network Infrastructure Technician
- Casino gaming environment
- Single domain, multi-platform server environment
- Multiple VLAN environment
- BMC's Track-It! and Spiceworks trouble ticketing system utilization
- 2000, 2003, 2008, and 2012 Enterprise Server deployment and support, Active Directory management and troubleshooting including user account, security group, group policy and network share configuration
- Microsoft Windows XP, Vista, Windows 7 support
- Microsoft DHCP server deployment, configuration and troubleshooting including VLAN configuration, IP subnetting and scope creation
- Microsoft DNS server and DNS record management
- Backup Exec 2010 and 2012 deployment, management and troubleshooting including backup creation, monitoring and data recovery
- VMware 5.0 virtualized environment including management, configuration and troubleshooting of virtual machines and hosts
- Exchange 2010 management and troubleshooting in a clustered environment including mailbox management and database creation and management
- Network file sharing in a Microsoft DFS environment
- SQL Server 2000 – 2012 administration including database monitoring and SQL job creation
- Management, monitoring and troubleshooting of gaming peripheral network environments
  - Front Desk (LMS) systems, network access and data storage
  - POS systems (InfoGenesis, Resort Suite, Retail Pro) network access and data storage
  - Gaming floor (Aristocrat Oasis) systems network access and data storage
  - ATM (Western Money, ASAI) systems network access management

Major Accomplishments:
- Created overall network environment documentation
- Documented data types, locations and backup configurations

- Revamped data backup and recovery environment
- Reconfiguration and cleanup of data center and data closets

IT / Deployment Experience

ITT Exelis Mission Systems
(Afghanistan Deployment – 3 years)   **January 2011-December 2013**
System Administrator
- 3 physical network topology – NIPR (unclassified), SIPR (US classified), CXI – (Centrix - NATO classified)
- Multiple Domain environment
- Multiple VLAN network configuration
- BMC's REMEDY trouble ticketing system utilization
- 2003, 2008, 2012 Enterprise Server deployment and support, Active Directory management and troubleshooting including user account, security group, group policy and network share configuration Microsoft Windows XP and 7 support and troubleshooting including patching
- Microsoft DHCP server deployment, configuration and troubleshooting including VLAN configuration, IP subnetting and scope creation
- Microsoft DNS server and DNS record management
- Backup Exec 2010 management and troubleshooting including backup creation, monitoring and data recovery
- VMware 5.0 virtualized environment including management, configuration and troubleshooting of virtual machines and hosts
- NetApp SAN solution including LUN creation and storage management
- Exchange 2003 management and troubleshooting including mailbox management and database creation and management, Exchange 2010 testing and mailbox migration
- Microsoft Print Server deployment, configuration and management
- SFTP deployment, configuration and management

Major Accomplishments:
- Planned, managed and completed the overhaul of the Active Directory organizational unit structure for our domain
- Assessed network data shares, reduced the overall number of shares and reconfigured share access permissions
- Assessed data backups and storage limitations. Developed a plan to better utilize data backup storage and simplify and standardize backup routines. Implemented new backup strategy and successfully reclaimed unused data backup storage.
- Developed and implemented a security policy for network based All-n-One printing devices to meet the new DOD security requirements. This included the inventory, assessment, reconfiguration and documentation of over 300 All-n-One devices
- Led and managed buildup of base housing for our forty member team including sleeping quarters, office spaces, conference room, base Mayor Cell and Resiliency Center.

Force Protection:
- Planned and implemented hardening of building and perimeter security for our Tech Control Facility (TCF) Compound, office buildings, and living quarters
- Drafted personnel evacuation plan in coordination with base command and security
- Organized small arms classes for civilian contractors

Comp Connection, Inc.   **1998-2010**
<u>President / Owner</u>
- Successfully operated an IT support business that catered to over 75 small to medium sized business clients
- Designed, implement and managed network resources including servers, printers and workstation platforms in both LAN and WAN environments

<u>**The following are three of Comp Connection's key clients:**</u>
Carolina Energy Solutions - Aggressive Equipment   **2001-2008**
<u>System and Network Administrator</u>
- Designed, implemented and managed LAN/WAN environment in multi-site organization which included an Active Directory domain supported by Server 2000 and 2003 platforms, Windows 2000 Workstations, IP based printers, Backup Exec data protection, site-to-site T1, SonicWall TZ170 firewall configuration, enterprise based antivirus solution, shared network data, and enterprise based services such as DNS and DHCP

Burri and Company, Inc.   **2006-2010**
<u>System and Network Administrator</u>
- Designed, implemented and managed LAN/WAN environment in multi-site organization which included an AD domain supported by Server 2003, XP Pro workstations, VPN access, IP based network printers, shared network data, Backup Exec data protection, Cisco router and firewall appliances, DNS and DHCP enterprise services.

SouthMedical Transcribing, Inc.   **1998-2010**
<u>System and Network Administrator</u>
- Designed, implemented and managed LAN environment which included a Server 2003 based AD domain, DNS and DHCP enterprise services, shared network data, network based antivirus solution, data backup and recovery

Education

IT Certifications and Training
- New Horizons Computer Learning Center
  - MCSE
  - MCP + I
- Microsoft
  - MCSA Server 2012
- CompTIA
  - CASP ce
  - Security + ce
  - A + ce

Extended Education
- Front Sight Firearms Training Institute
  - Defensive Rifle Training
  - Defensive Handgun Training
- Spartan School of Aeronautics
  - Graduated Dean's List
  - FAA Airframe and Power Plant License
  - Associates Degree in Applied Sciences